SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                       13 February 2003


                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  3rd Quarter Results announcement made on 13th February 2003









                                                              February 13, 2003

         THIRD QUARTER AND NINE MONTHS RESULTS TO DECEMBER 31, 2002

Chief Executive's statement

Ben Verwaayen, Chief Executive, commenting on the third quarter results, said:

"These are excellent results. We are achieving our key goals of improving cash flow, earnings per share and customer satisfaction. These results demonstrate a substantial increase in profitability, with earnings per share* growth of 71 per cent.

Revenue growth has been challenging, but we gained real momentum in the corporate sector, winning a number of major new contracts and our solutions business achieved record sales orders in the quarter.

We generated our highest ever broadband sales, with in excess of 25,000 per week in January, launched a major market awareness campaign, reduced wholesale and retail connection charges and lowered the exchange upgrade trigger levels, demonstrating our strong commitment to broadband Britain."

THIRD QUARTER HIGHLIGHTS

 - Earnings per share* of 4.1 pence, up 71 per cent

 - Profit before taxation* of GBP521 million, up 37 per cent

 - Group turnover* of GBP4,701 million, up 1 per cent

 - Net debt reduced by GBP195 million to GBP12.9 billion

 - In January 2003, we received proceeds of GBP2.6 billion from the sale of our shareholding in Cegetel to further reduce net debt

 - Record broadband sales in January, in excess of 25,000 per week; end users of over 650,000 at February 7, 2003

 - Further improvements in customer satisfaction


 *from continuing activities before goodwill amortisation and exceptional items

Group Finance Director's statement

Ian Livingston, Group Finance Director, commenting on the third quarter results, said:

"BT's financial position continues to strengthen. Net debt was reduced by GBP195 million to GBP12.9 billion. In January net debt has further reduced with the receipt of the GBP2.6 billion proceeds from the sale of our shareholding in Cegetel.

Underlying operating performance is strong with earnings per share* increasing by 71 per cent over last year to 4.1 pence in the quarter and by 66 per cent to
10.3 pence in the nine months."


RESULTS FOR THE THIRD QUARTER AND NINE MONTHS
TO DECEMBER 31, 2002*

                                            Third quarter                                      Nine months
                                       2002          2001 Better (worse)              2002           2001 Better (worse)
                                       GBPm          GBPm              %              GBPm          GBPm              %

Group turnover                        4,701         4,657              1            13,949        13,712              2

EBITDA before leaver costs            1,525         1,543            (1)             4,499         4,368              3

EBITDA after leaver costs             1,513         1,509              -             4,294         4,317            (1)

Group operating profit                  758           771            (2)             2,057         2,121            (3)

Net interest charge                     285           318             10               880         1,116             21

Profit before taxation                  521           381             37             1,339           902             48

Profit after taxation                   354           209             69               900           509             77

Earnings per share                     4.1p          2.4p             71             10.3p          6.2p             66

Capital expenditure                     613           753             19             1,721         2,118             19

Net debt                                                                            12,917        13,636              5


*BT Group's continuing activities before goodwill amortisation and exceptional items

GROUP RESULTS

Group turnover increased year on year by one per cent to GBP4,701 million in the third quarter. The core business has performed well in what remains a difficult market. We gained real momentum in the corporate sector with a number of major contract wins and our solutions business achieved record sales orders in the quarter.

Group operating profit before goodwill amortisation and exceptional items at GBP758 million for the quarter was GBP13 million lower than the third quarter of last year. This is wholly attributable to the negative operating profit effects of unwinding the Concert global venture and the Telereal property sale and leaseback: these negative operating profit effects are offset by improvements in the results from associates and joint ventures and net interest payable. Leaver costs were GBP12 million (GBP34 million last year).

BT's share of associates and joint ventures operating profits before goodwill amortisation and exceptional items was GBP47 million (GBP82 million loss last year) in the quarter, mainly reflecting the unwind of the Concert joint venture.

Net interest payable was GBP285 million for the quarter, an improvement of GBP33 million against last year as a result of the reduction in the level of net debt.

Profit before taxation of GBP521 million in the quarter increased by 37 per cent reflecting the underlying operating performance of the group, improved results from associates and joint ventures and lower net interest costs.

The taxation charge for the quarter was GBP167 million; this represents an effective rate of 32.1 per cent (45.1 per cent last year) on the profit before exceptional items and goodwill amortisation. Last year's high effective rate was mainly due to the impact of loss making subsidiaries outside the UK for which tax relief was not immediately available.

Earnings per share before goodwill amortisation and exceptional items were 4.1 pence for the quarter (2.4 pence last year), an increase of 71 per cent; 10.3 pence for the nine months, an increase of 66 per cent.

Net exceptional items contributed GBP102 million to profit after taxation. Goodwill amortisation at GBP5 million for the quarter was GBP36 million lower than last year. This reduction reflects the disposals and goodwill impairment write downs made last year. Earnings per share after goodwill amortisation and exceptional items were 5.2 pence compared to 9.6 pence last year. In the third quarter of last year we recognised net exceptional profits before tax of GBP606 million, relating principally to the sale of property assets.
Underlying performance

In the line of business commentaries that follow, references to "underlying performance" are to trading performance before exceptional items and after adjusting for the estimated impact of the Concert unwind and business acquisitions and disposals on the line of business results. Trends in the results of the lines of business are described by reference to the underlying performance.

The group results have not been adjusted for the pro forma impact of the Concert unwind.

OPERATING PERFORMANCE BY LINE OF BUSINESS

                                                Group              EBITDA  Group operating profit Capital expenditure on
    Third quarter ended December 31,         turnover  Before exceptional  (loss) before goodwill   plant, equipment and
    2002 (i)                                     GBPm               items        amortisation and     property additions
                                                                     GBPm       exceptional items                   GBPm
                                                                                             GBPm
BT Retail                                       3,322                 425                     379                     23
BT Wholesale                                    2,857               1,014                     526                    430
BT Ignite                                       1,256                  61                    (90)                    102
BT Openworld                                       75                 (4)                     (8)                      2
Other                                             103                  17                    (49)                     56
Intra-group items (ii)                        (2,912)                   -                       -                      -
Total                                           4,701               1,513                     758                    613


                                             Group             EBITDA      Group operating profit
                 Nine months ended        turnover before exceptional      (loss) before goodwill Capital expenditure on
             December 31, 2002 (i)            GBPm              items            amortisation and   plant, equipment and
                                                                 GBPm           exceptional items     property additions
                                                                                             GBPm                   GBPm
BT Retail                                    9,785              1,283                       1,137                     69
BT Wholesale                                 8,440              2,849                       1,411                  1,174
BT Ignite                                    3,769                105                       (335)                    289
BT Openworld                                   207               (42)                        (54)                      4
Other                                          271                 99                       (102)                    185
Intra-group items (ii)                     (8,523)                  -                           -                      -
Total                                       13,949              4,294                       2,057                  1,721

(i)     See note 2 Results of businesses for prior year figures

(ii) Includes elimination of turnover between businesses, which is included in the turnover of the originating business

BT Retail

                                       Third quarter ended December 31                        Nine months
                                                                                           ended December 31
                                                   Better
                                 2002         2001           Actual       Underlying           2002         2001
                                 GBPm         GBPm                %              (b)           GBPm         GBPm
                                                                                   %
Group turnover                  3,322        3,187 (a)            4                2          9,785        9,502 (a)
Gross margin                      957          865               11                6          2,863        2,588
Sales, general                    532          532                -                6          1,580        1,579
and administration costs
EBITDA                            425          333               28               26          1,283        1,009
Depreciation                       46           47                2                2            146          138
Operating profit                  379          286               33               31          1,137          871

Capital expenditure                23           46               50               50             69           94

Operating free                    402          287               40               39          1,214          915
cash flow

BT Retail increased turnover by GBP73 million (2 per cent), operating profits by GBP90 million (31 per cent) and operating free cash flow by GBP112 million (39 per cent) compared to the third quarter of last year. This is the result of continued focus on margin improvements, cost efficiencies and new wave initiatives.

                                 Third quarter ended December 31 Nine months
                                                                                                   ended December 31
                                                                    Better (worse)
BT Retail turnover                  2002         2001               Actual       Underlying           2002          2001
                                                  (a)                                   (b)                          (a)
                                    GBPm         GBPm                    %                %           GBPm          GBPm
Voice Services                     2,425        2,401                    1              (1)          7,208         7,147
Intermediate Products                701          630                   11                8          2,033         1,916
Core                               3,126        3,031                    3                1          9,241         9,063
New Wave                             196          156                   26               26            544           439
Total                              3,322        3,187                    4                2          9,785         9,502

Sales to other BT                    514          507                    1               10          1,398         1,545
businesses incl. above

(a) Internal turnover restated to reflect changes in intra-group trading arrangements

(b) Adjusting for the effect of the Concert unwind and the transfer of major accounts to BT Wholesale

Overall turnover from voice services was 1 per cent lower than the third quarter of last year driven primarily by lower revenues from fixed network calls reflecting a reduction in call volumes, partly offset by higher analogue line revenues and other services.

Fixed network call revenues were 2 per cent lower than the third quarter of last year at GBP1,180 million as a result of a reduction in call volumes. In the residential voice market BT Retail has maintained market share at around 73 per cent and in the business voice market BT Retail's market share is slightly lower than last quarter at around 44 per cent.

BT Retail call volumes declined year on year by 5 per cent in the quarter, with the decline in geographic calls of 3 per cent slowing from 4 per cent last quarter. Non geographic calls declined by 6 per cent reflecting the switch of internet related calls to FRIACO based products.

Residential geographic call volumes are slightly ahead of the third quarter last year, with national calls up following the continued success of the BT Together package. Residential international call volumes fell slightly and are being targeted through new highly attractive packages, launched in the third quarter, to which over 100,000 customers have already signed up. Business geographic call volumes fell, driven by a combination of customers switching out of traditional telephony and pressure from the implementation of Carrier Pre-Selection. BT Business Plan was launched on January 14, 2003 and this highly competitive package places a ceiling of 10 pence on national and local business calls, rewards loyalty and provides a single BT customer contact.

Turnover from analogue exchange lines of GBP770 million increased by 1 per cent compared to the third quarter of last year due to continued rebalancing of tariff charges.

The total number of BT Retail lines increased by 1 per cent to 29.3 million, with a 1 per cent increase in both residential and business lines. However, business voice lines fell by 3.5 per cent, being offset by growth in digital lines of 8 per cent.

Turnover from intermediate products of GBP701 million increased by 8 per cent compared to the third quarter of last year. ISDN lines continue to grow and at
3.8 million are 9 per cent higher than last year.

New wave revenue grew by 26 per cent in the quarter with the continued focus on the information, communications and technology ("ICT"), broadband and mobility products. During the quarter, significant momentum was gained in the ICT order book. Unilever and Bradford & Bingley chose BT to be their outsourcing partner. The NHS Information Authority announced that BT would upgrade the existing NHSnet infrastructure to a broadband platform. In one of the largest network upgrades within the public sector, BT will connect more than 7,000 sites throughout England, including GP practices and NHS Trusts. These contracts, which will also be recognised within Ignite Solutions, alone will contribute almost GBP1 billion to BT Group revenues over the life of the contracts.

BT Retail's Broadband Direct showed good growth with weekly sales orders now exceeding 7,500. Strong marketing activities are planned to further stimulate demand next quarter. BT continues to build on existing relationships and acquire new business partners, bringing the total number of business partners to over seventy.

The increase in gross margin of GBP56 million (1 percentage point to 28.8 per cent) compared to the third quarter of last year is driven by the success of the BT Together packages, improved product mix and lower wholesale prices which more than offset the impact of call volume declines.

Cost transformation programmes have generated a 6 per cent saving in sales, general and administration costs of GBP33 million against the third quarter of last year. These savings have been driven by the reduction in people related expenses such as travel, accommodation and communications, lower service costs resulting from improvements in service quality, billing initiatives and other similar cost transformation programmes. On a full year basis these programmes are expected to deliver at least GBP200 million savings in the core business, although new wave costs will increase as revenues grow.

EBITDA in the third quarter was GBP89 million (26 per cent) higher than the prior year which enabled BT Retail to contribute an operating free cash flow (EBITDA less capital expenditure) of GBP402 million in the quarter; GBP112 million better than the third quarter of last year.

The third quarter saw further improvements in customer satisfaction with Consumer, Business and Major Business all showing substantial reductions in dissatisfaction levels. In order to improve the level of satisfaction in Business and building on the success of BT Together, BT Business Plan was launched to enhance value and service levels.



BT Wholesale
                                           Third quarter ended December 31                            Nine months
                                                                                                   ended December 31
                                                                   Better (worse)
                                  2002         2001                Actual        Underlying*          2002          2001
                                  GBPm         GBPm                     %                  %          GBPm          GBPm
External turnover                  878          987                  (11)                (1)         2,583         2,868
Internal turnover                1,979        2,086                   (5)                (2)         5,857         6,221
Group turnover                   2,857        3,073                   (7)                (2)         8,440         9,089

Total operating costs            1,877        2,071                     9                  -         5,685         6,256
before depreciation
Other operating income              34           62                  (45)                 13            94           182
EBITDA                           1,014        1,064                   (5)                (5)         2,849         3,015
Depreciation                       488          474                   (3)                (3)         1,438         1,415
Operating profit                   526          590                  (11)               (11)         1,411         1,600

Capital expenditure                430          453                     5                  5         1,174         1,337

Operating free                     584          611                   (4)                (4)         1,675         1,678
cash flow

*Adjusting for the effect of the Concert unwind and transfer of major accounts from other BT businesses

BT Wholesale's turnover for the quarter of GBP2,857 million, was 2 per cent lower and operating profit of GBP526 million was 11 per cent lower than the third quarter of last year. However, the comparative period last year included a GBP38 million out of period revenue benefit, the effect of which resulted in a GBP10 million (1 per cent) year on year decrease in external turnover in the quarter to GBP878 million.

New wave external revenues at GBP54 million showed strong growth. The 108 per cent increase over the third quarter of last year reflected gains being made in internet connectivity, content and applications. Wholesale ADSL lines had an installed base of over 650,000 at February 7, 2003 and in January achieved record weekly orders in excess of 25,000 compared to 4,000 at the end of the third quarter last year.

Within traditional products, the impact of price reductions - due to flat rate price packages, new Network Charge Control (NCC) pricing formulae and Oftel determinations - coupled with unfavourable market conditions have continued to slow turnover growth. FRIACO revenues continue to grow but are partly offset by the slow down in the conveyance revenues they replace. Also, revenues from retail private circuits have reduced, due to the migration of customers to lower priced partial private circuits.

Internal turnover in the quarter of GBP1,979 million showed a decrease of GBP48 million (2 per cent) due to price reductions, partly offset by an increase in volumes.

Despite an increase in network volumes, BT Wholesale's operating costs, excluding depreciation, of GBP1,877 million were broadly flat against the third quarter of last year. Full time equivalent staff numbers have reduced by 7 per cent since the third quarter of last year, reflecting the continued drive towards improved operational efficiencies.

Depreciation at GBP488 million increased by GBP14 million (3 per cent) mainly due to the move towards shorter asset lives as BT continues its programme of network investment.

Operating profit decreased by GBP65 million (11 per cent) reflecting the lower revenues. The operating profit margin of 18 per cent remains flat against the second quarter.

Capital expenditure at GBP430 million decreased by GBP23 million (5 per cent) reflecting continued cost control, tight governance and alignment of capital spend with the development of the future network strategy. BT Wholesale has maintained its focus on managed cash costs (defined as operating costs excluding payments to other network operators and depreciation, plus capital expenditure). Managed cash costs at GBP1,480 million decreased by 2 per cent despite the 5 per cent increase in network volumes. Cash cost savings are GBP175 million, year to date, and BT Wholesale is ahead of schedule to achieve its full year target savings of GBP200 million.

BT Ignite
                                        Third quarter ended December 31                               Nine months
                                                                                                         ended
                                                                                                      December 31
                                                               Better (worse)
                                2002            2001        Actual          Underlying*               2002         2001
                                GBPm            GBPm             %                    %               GBPm         GBPm
Group turnover                 1,256           1,114            13                  (1)              3,769        3,260
EBITDA                            61              46            33                  771                105          116
Group operating loss            (90)            (80)          (13)                   34              (335)        (245)
Capital expenditure              102             149            32                   46                289          395
Operating free cash flow        (41)           (103)            60                   77              (184)        (279)

*Adjusting for the effect of the Concert unwind, acquisitions and disposals and the transfer of a major account to BT Wholesale

BT Ignite continued to generate a significant improvement in underlying profitability and cash flow despite the continuing difficult trading conditions in the corporate sector and reduced carrier revenues. Underlying operating losses for the quarter were reduced by 34 per cent on last year.

Underlying turnover for the quarter fell by 1 per cent to GBP1,256 million. This includes the impact of a 23 per cent fall in Global Carrier turnover as a result of the decline in trade with AT&T and Worldcom following the unwind of the Concert global venture. Excluding Global Carrier, BT Ignite's turnover grew by more than 6 per cent with Global Products and Solutions both growing by 11 per cent. Syntegra has outperformed the declining systems integration market, holding turnover at around last year's level. European Connectivity turnover increased by 2 per cent to GBP250 million, however excluding the impact of exiting non profitable elements of the SME and consumer markets in Europe, growth in core European Connectivity revenues was 7 per cent compared to the third quarter of last year.

We gained real momentum in the corporate sector with a number of major contract wins and Solutions achieved record sales orders of GBP1.6 billion in the quarter.

Cost efficiencies continue to be delivered with EBITDA improving by GBP54 million over the third quarter of last year. All businesses generated an improvement in EBITDA compared to the third quarter of last year.

European operations have made excellent progress towards their targeted EBITDA break even run rate by March 31, 2003 with their combined EBITDA improving by GBP40 million to a loss of GBP1 million. During the third quarter, the Netherlands became EBITDA positive, following Ireland and Spain earlier in the year.

The operating loss was GBP83 million in the quarter before early leaver costs of GBP7 million (GBP11 million last year), a GBP43 million underlying improvement from the third quarter of last year.

Capital expenditure was GBP102 million in the quarter, GBP86 million lower than the third quarter of last year (including Concert). As a result, the operating free cash outflow (EBITDA less capital expenditure) of GBP41 million was an improvement of 77 per cent over the third quarter of last year.



BT Openworld
                                             Third quarter ended December 31                 Nine months
                                                                                           ended December 31
                                          2002            2001   Better (worse)            2002          2001
                                          GBPm            GBPm                %            GBPm          GBPm

Group turnover                              75              59               27             207           161
EBITDA                                     (4)            (23)               83            (42)          (86)
Group operating loss                       (8)            (23)               65            (54)         (100)
Capital expenditure                          2               -              n/m               4             5
Operating free cash flow                   (6)            (23)               74            (46)          (91)

BT Openworld made continued improvements in turnover, profitability and cash flow. Turnover for the third quarter was GBP75 million, an increase of GBP16 million (27 per cent) on the third quarter of last year. The improvement is mainly due to growth in the new broadband products and continued revenue growth in the core narrowband product range.

EBITDA loss for the third quarter was GBP4 million, an improvement of GBP19 million (83 per cent) on the third quarter last year. The reduced losses reflect economies of scale, in particular in the narrowband business, which was EBITDA positive last quarter and is now profitable.

With effect from January 1, 2003, BT Openworld is under the management responsibility of BT Retail and will report its results as part of BT Retail. This decision reflects the maturity of BT Openworld's services and will allow the realisation of synergies, particularly in administration and back-office costs.

EXCEPTIONAL ITEMS

The net profit on sale of fixed asset investments and group undertakings amounted to GBP99 million. Of this amount, GBP61 million relates to the sale of the final tranche of BSkyB shares.

An exceptional property rationalisation charge of GBP198 million was recognised in the quarter in relation to the rationalisation of the group's London offices. This is at the upper end of the previously indicated scale as the conditions in the London property market have deteriorated.

The exit from Blu was successfully completed on more favourable financial terms than anticipated, with an exceptional gain of GBP169 million.

PENSIONS

The triennial BT Pension Scheme funding valuation ("Funding Valuation") exercise is under way. The Funding Valuation is determined by the pension scheme's actuary and approved by the pension scheme's trustees and will not be available until May 2003. At that time we shall also determine a final valuation for accounting purposes ("SSAP 24 Valuation") to be applied from April 1, 2003.

However, based on a preliminary view, the company's actuary believes that the SSAP 24 Valuation deficit based on the position at December 31, 2002 would have been in the range GBP1 billion to GBP1.5 billion, compared to GBP0.2 billion at March 31, 2000 following the previous valuation.

The SSAP 24 Valuation determines the profit and loss account charge whilst the Funding Valuation determines the cash contribution requirements. By their nature, the Funding Valuation assumptions are more conservative than the expected outcomes used for the SSAP 24 Valuation. At the time of the last triennial Funding Valuation the more conservative funding assumptions gave a deficit GBP0.8 billion higher than the SSAP 24 Valuation.

CASH FLOW AND NET DEBT

Cash inflow from operating activities amounted to GBP1,041 million in the quarter. This is after making special and annual deficiency contributions to the BT Pension Scheme of GBP329 million (GBP600 million last year). The reported cash inflow last year of GBP1,074 million in the quarter was generated from both the continuing and discontinued activities of the group.

The cash outflow on fixed asset purchases was GBP635 million in the quarter which compares to GBP743 million from the continuing activities last year reflecting the continued management focus and control over capital expenditure. This year's capital expenditure is now expected to be around GBP2.6 billion.

Free cash flow (before acquisitions and disposals, dividends and financing but after the special and deficiency contributions to the BT Pension Scheme) was GBP19 million in the quarter.

Net debt at December 31, 2002 was GBP12.9 billion, a reduction of GBP195 million in the quarter. In January 2003, net debt was further reduced with the receipt of the GBP2.6 billion sale proceeds on completion of the sale of our shareholding in Cegetel, further strengthening the group's financial position.

POST BALANCE SHEET EVENTS

Regulatory cost reductions on fixed to mobile calls are expected to reduce BT Group costs in the year to March 31, 2004 by approximately GBP350 million. However, BT Group revenues will reduce by an equivalent amount, subject to volume changes, with the benefit of lower termination costs from mobile operators being passed on to BT Group customers.

In December, Vivendi exercised its pre-emption right in respect of our 26 per cent stake in Cegetel. This transaction became unconditional and completed in January 2003 when consideration of EUR4 billion (GBP2.6 billion) was received in cash. An exceptional profit on sale of around
GBP1.4    billion   will   be   recognised    in   the   fourth    quarter.
     ____________________________________________________________________


The fourth quarter and preliminary results of BT Group are expected to be announced on May 22, 2003.

GROUP PROFIT AND LOSS ACCOUNT
for the three months ended December 31, 2002
                                                                        Continuing activities
                                                                 Before goodwill            Goodwill          Total
                                                                amortisation and    amortisation and
                                                               exceptional items  except-ional items
                                                                                            (note 8)
(unaudited)                                     Notes                       GBPm                GBPm           GBPm

Total turnover                                                             5,124                   -          5,124
Group's share of associates and joint ventures                             (423)                   -          (423)
turnover
Group turnover                                      2                      4,701                   -          4,701
Other operating income                                                        52                   -             52
Operating costs                                     4                    (3,995)               (203)        (4,198)

Group operating profit (loss)                       2                        758               (203)            555
Group's share of operating profits of               5                         47                 150            197
associates and joint ventures
Total operating profit (loss)                                                805                (53)            752

Profit on sale of fixed asset investments and       6                          -                  99             99
group undertakings
Profit on sale of property fixed assets                                        1                   -              1
Net interest payable                                7                      (285)                   -          (285)

Profit before taxation                                                       521                  46            567

Taxation                                                                   (167)                  51          (116)

Profit after taxation                                                        354                  97            451
Minority interests                                                             1                 (7)            (6)
Profit attributable to shareholders                                          355                  90            445

Earnings per share                                  9
- basic                                                                     4.1p                               5.2p
- diluted                                                                   4.1p                               5.1p




GROUP PROFIT AND LOSS ACCOUNT

for the three months ended December 31, 2001
                                                       Continuing activities

                                                    Before goodwill         Goodwill         Discontinued          Total
                                                   amortisation and amortisation and       activities and
                                                  exceptional items     except-ional         eliminations
                                                                               items             (note 1)
                                                                            (note 8)
(unaudited)                             Notes                  GBPm             GBPm                 GBPm           GBPm

Total turnover                                                5,383                -                  433          5,816
Group's share of associates and joint                         (929)                -                 (24)          (953)
ventures turnover
Trading between group and principal                             203                -                    -            203
joint venture
Group turnover                            2                   4,657                -                  409          5,066
Other operating income                    3                      91                -                    -             91
Operating costs                           4                 (3,977)             (78)                (502)        (4,557)

Group operating profit (loss)             2                     771             (78)                 (93)            600
Group's share of operating losses of      5                    (82)             (92)                    -          (174)
associates and joint ventures
Total operating profit (loss)                                   689            (170)                 (93)            426

Profit (loss) on sale of fixed asset                              -            (165)                    2          (163)
investments and group undertakings
Profit on sale of property fixed                                 10            1,062                    -          1,072
assets
Net interest payable                      7                   (318)            (162)                  (5)          (485)

Profit (loss) before taxation                                   381              565                 (96)            850

Taxation                                                      (172)               48                  (5)          (129)

Profit (loss) after taxation                                    209              613                (101)            721
Minority interests                                                -                -                    -              -
Profit (loss) attributable to                                   209              613                (101)            721
shareholders

Earnings per share                        9
- basic                                                        2.4p                                                 8.4p
- diluted                                                      2.4p                                                 8.3p




GROUP PROFIT AND LOSS ACCOUNT
for the nine months ended December 31, 2002
                                                                 Continuing activities
                                                              Before goodwill          Goodwill               Total
                                                             amortisation and  amortisation and
                                                            exceptional items      except-ional
                                                                                          items
                                                                                       (note 8)
(unaudited)                                    Notes                     GBPm              GBPm                GBPm

Total turnover                                                         15,216                 -              15,216
Group's share of associates and joint                                 (1,267)                 -             (1,267)
ventures turnover
Group turnover                                   2                     13,949                 -              13,949
Other operating income                                                    148                 -                 148
Operating costs                                  4                   (12,040)             (214)            (12,254)

Group operating profit (loss)                    2                      2,057             (214)               1,843
Group's share of operating profits of            5                        162               150                 312
associates and joint ventures
Total operating profit (loss)                                           2,219              (64)               2,155

Profit on sale of fixed asset investments        6                          -               165                 165
and group undertakings
Profit on sale of property fixed assets                                     7                 -                   7
Amounts written off investments                                           (7)                 -                 (7)
Net interest payable                             7                      (880)                 -               (880)

Profit before taxation                                                  1,339               101               1,440

Taxation                                                                (439)                51               (388)

Profit after taxation                                                     900               152               1,052
Minority interests                                                       (10)               (7)                (17)
Profit attributable to shareholders                                       890               145               1,035

Dividends                                                               (194)                 -               (194)
Retained profit for the period                                            696               145                 841

Earnings per share                               9
- basic                                                                 10.3p                                 12.0p
- diluted                                                               10.3p                                 12.0p




GROUP PROFIT AND LOSS ACCOUNT
for the nine months ended December 31, 2001
                                                         Continuing activities
                                                      Before goodwill          Goodwill      Discontinued          Total
                                                     amortisation and  amortisation and    activities and
                                                    exceptional items      except-ional      eliminations
                                                                                  items          (note 1)
                                                                               (note 8)
(unaudited)                              Notes                   GBPm              GBPm              GBPm           GBPm

Total turnover                                                 16,304                 -             2,827         19,131
Group's share of associates and joint                         (3,117)                 -             (715)        (3,832)
ventures turnover

Trading between group and principal                               525                 -                 -            525
joint venture
Group turnover                             2                   13,712                 -             2,112         15,824
Other operating income                     3                      258                 -                 1            259
Operating costs                            4                 (11,849)             (244)           (2,546)       (14,639)

Group operating profit (loss)              2                    2,121             (244)             (433)          1,444
Group's share of operating profits         5                    (125)             (935)                62          (998)
(losses) of associates and joint
ventures
Total operating profit (loss)                                   1,996           (1,179)             (371)            446

Profit (loss) on sale of fixed asset                                -              (36)             4,368          4,332
investments and group undertakings
Profit on sale of property fixed                                   22             1,062                 -          1,084
assets
Amounts written off investments                                     -             (535)                 -          (535)
Net interest payable                       7                  (1,116)             (162)              (43)        (1,321)

Profit (loss) before taxation                                     902             (850)             3,954          4,006

Taxation                                                        (393)                50              (58)          (401)

Profit (loss) after taxation                                      509             (800)             3,896          3,605
Minority interests                                                (1)                 -              (13)           (14)
Profit (loss) attributable to                                     508             (800)             3,883          3,591
shareholders

Earnings per share                         9
- basic                                                          6.2p                                              43.7p
- diluted                                                        6.1p                                              43.2p




GROUP CASH FLOW STATEMENT
for the three months and nine months ended December 31, 2002

                                                         Third quarter                            Nine months
                                                       ended December 31                       ended December 31
                                                    2002                2001                2002                2001
(unaudited)                                         GBPm                GBPm                GBPm                GBPm
Net cash inflow from operating                     1,041               1,074               3,776               3,761
activities* (note 10)

Dividends from associates and joint                    3                   1                   4                   2
ventures

Net cash outflow for returns on                    (372)               (649)               (978)             (1,328)
investments and servicing of finance

Taxation paid                                      (130)                (45)               (276)               (283)

Purchase of tangible fixed assets                  (635)               (948)             (1,904)             (3,188)
Net sale of fixed asset investments                   87                   -                  88                  70
Sale of tangible fixed assets                         25               2,488                  67               2,626
Net cash inflow (outflow) for capital              (523)               1,540             (1,749)               (492)
expenditure and financial investments

Acquisitions                                        (12)                (47)               (139)             (1,021)
Disposals                                            210                 470                 338               6,863
Net cash inflow for acquisitions and                 198                 423                 199               5,842
disposals
Equity dividends paid                                  -                   -               (173)                   -

Cash inflow before use of liquid                     217               2,344                 803               7,502
resources and financing

Management of liquid resources                     (467)                 708                 650             (3,251)

Issue of ordinary share capital                        -                  58                  42               6,041
Inflow on demerger of mmO2                             -                 440                   -                 440
New loans                                              -                   4                  20                   6
Repayment of loans                                  (46)               (199)             (1,513)               (988)
Net movement on short-term borrowings                  -             (3,236)                (64)             (9,533)

Net cash outflow from financing                     (46)             (2,933)             (1,515)             (4,034)
Increase (decrease) in cash                        (296)                 119                (62)                 217

Decrease in net debt from cash flows                 217               2,842                 845              13,983
(note 11)

*Net of deficiency and special pension               329                 600                 329                 600
contributions
Free cash flow before acquisitions and                19               1,921                 777               1,660
disposals, dividends and financing



GROUP BALANCE SHEET
at December 31, 2002
                                                                               December 31                  March 31
                                                                      2002                  2001                2002
                                                                               (unaudited)                   (note 1)
                                                                      GBPm                  GBPm                GBPm
Fixed assets
Intangible assets                                                      219                 2,248                 252
Tangible assets                                                     15,829                16,173              16,078
Investments                                                            754                 1,424               1,221
                                                                    16,802                19,845              17,551
Current assets
Stocks                                                                  92                   129                 111
Debtors                                                              5,473                 5,003               5,272
Investments                                                          3,951                 5,996               4,581
Cash at bank and in hand                                                88                   231                 158
                                                                     9,604                11,359              10,122
Creditors: amounts falling due within one year
Loans and other borrowings                                           2,326                 2,644               2,195
Other creditors                                                      6,484                 6,534               7,195
                                                                     8,810                 9,178               9,390

Net current assets                                                     794                 2,181                 732

Total assets less current liabilities                               17,596                22,026              18,283

Creditors: amounts falling due after more than one year
Loans and other borrowings                                          14,630                17,219              16,245

Provisions for liabilities and charges (note 12)                     2,507                 2,287               2,324

Minority interests                                                      70                    73                  72

Capital and reserves (note 13)
Called up share capital                                                434                   434                 434
Reserves                                                              (45)                 2,013               (792)
Total equity shareholders' funds (deficiency)                          389                 2,447               (358)

                                                                    17,596                22,026              18,283


NOTES

1     Basis of preparation

The unaudited interim results of BT Group, which are not statutory accounts, have been prepared on the basis of the accounting policies as set out in the report and accounts of BT Group plc for the year ended March 31, 2002. Figures for the year ended March 31, 2002 are extracts from the group accounts for that year.

The group accounts for the year ended March 31, 2002, on which the auditors issued an unqualified report which did not contain a statement under Section 237
(2) or (3) of the Companies Act 1985, have been delivered to the Registrar of Companies.

The activities of mmO2, Japan Telecom, J-Phone Communications, Airtel and Yell were disposed of in the year ended March 31, 2002, and are shown as discontinued operations in the profit and loss account for the comparative periods. The eliminations are intra-group eliminations.

2     Results of businesses

The tables below show the results of BT's lines of business. There is extensive trading between many of the business units and profitability is dependent on the transfer price levels. These intra-group trading arrangements are subject to review and have changed in certain instances. Comparative figures have been restated for these changes.

2     Results of businesses continued


(a)     Operating results
                                                             Group turnover        EBITDA before       Group operating
                                                                               exceptional items  profit (loss) before
                                                                                                 goodwill amortisation
                                                                                                 and exceptional items
                                                                       GBPm                 GBPm                  GBPm
Third quarter ended December 31, 2002
BT Retail                                                             3,322                  425                   379
BT Wholesale                                                          2,857                1,014                   526
BT Ignite                                                             1,256                   61                  (90)
BT Openworld                                                             75                  (4)                   (8)
Other                                                                   103                   17                  (49)
Intra-group items (ii)                                              (2,912)                    -                     -
Total before exceptional items                                        4,701                1,513                   758


Third quarter ended December 31, 2001 (i)
BT Retail                                                             3,187                  333                   286
BT Wholesale                                                          3,073                1,064                   590
BT Ignite                                                             1,114                   46                  (80)
BT Openworld                                                             59                 (23)                  (23)
Other                                                                    97                   89                   (2)
Intra-group items (ii)                                              (2,873)                    -                     -
Total continuing activities before exceptional items                  4,657                1,509                   771
Discontinued activities                                                 566                   58                  (39)
Intra-group items (ii)                                                (157)                    -                     -
Total before exceptional items                                        5,066                1,567                   732


i. The results of the lines of business for the quarter ended December 31, 2001 and the nine months ended December 31, 2001 have been restated to reflect changes to intra-group trading arrangements.

ii     Includes elimination of intra-group turnover between businesses which is included in the total turnover of the originating business.

2     Results of businesses continued

 a. Operating results continued


                                                             Group turnover        EBITDA before       Group operating
                                                                               exceptional items  profit (loss) before
                                                                                                 goodwill amortisation
                                                                                                 and exceptional items
                                                                       GBPm                 GBPm                  GBPm
Nine months ended December 31, 2002
BT Retail                                                             9,785                1,283                 1,137
BT Wholesale                                                          8,440                2,849                 1,411
BT Ignite                                                             3,769                  105                 (335)
BT Openworld                                                            207                 (42)                  (54)
Other                                                                   271                   99                 (102)
Intra-group items (ii)                                              (8,523)                    -                     -
Total before exceptional items                                       13,949                4,294                 2,057


Nine months ended December 31, 2001 (i)
BT Retail                                                             9,502                1,009                   871
BT Wholesale                                                          9,089                3,015                 1,600
BT Ignite                                                             3,260                  116                 (245)
BT Openworld                                                            161                 (86)                 (100)
Other                                                                   270                  263                   (5)
Intra-group items (ii)                                              (8,570)                    -                     -
Total continuing activities before exceptional items                 13,712                4,317                 2,121
Discontinued activities                                               2,836                  234                 (191)
Intra-group items (ii)                                                (724)                    -                     -
Total before exceptional items                                       15,824                4,551                 1,930



(i) The results of the lines of business for the quarter ended December 31, 2001 and the nine months ended December 31, 2001 have been restated to reflect changes to intra-group trading arrangements.

(ii) Includes elimination of intra-group turnover between businesses which is included in the total turnover of the originating business.

2     Results of businesses continued


BT Ignite analysis
                                            Third quarter ended December 31                      Nine months ended
                                                                                                    December 31
                                                                 Better (worse)
Before goodwill amortisation            2002         2001     Actual     Underlying (i)             2002            2001
and exceptional items                   GBPm         GBPm          %                  %             GBPm            GBPm

Group turnover
Solutions                                504          454         11                 11            1,423           1,298
Syntegra                                 146          146          -                  -              431             434
Global Products                          479          426         12                 11            1,378           1,163
Global Carrier                           232           73        218               (23)              731             197
Other and eliminations                 (105)           15                                          (194)             168
                                       1,256        1,114         13                (1)            3,769           3,260
European connectivity included           250          252        (1)                  2              740             725
above

EBITDA
Solutions                                 47           41                                            130             110
Syntegra                                  11           10                                             19              15
Global Products                         (19)            2                                           (83)             (4)
Global Carrier                            29            2                                            105               6
Other (ii)                               (7)          (9)                                           (66)            (11)
                                          61           46         33                771              105             116
European connectivity included           (1)         (41)         98                 98             (20)            (94)
above

Group operating
profit (loss)
Solutions                                 29           23                                             76              52
Syntegra                                   9            7                                             12               7
Global Products                        (117)         (77)                                          (370)           (192)
Global Carrier                             7          (4)                                             39            (33)
Other (ii)                              (18)         (29)                                           (92)            (79)
                                        (90)         (80)       (13)                 34            (335)           (245)
European connectivity included          (42)         (89)         53                 53            (143)           (220)
above

Capital expenditure                      102          149         32                 46              289             395

Operating free cash flow                (41)        (103)         60                 77             (184)           (279)

i. Adjusted for the effect of the Concert unwind, acquisitions and disposals and the transfer of a major account to BT Wholesale.

ii.Other is after charging leaver costs of GBP7m in the third quarter (GBP11m last year) and GBP46m (GBP16m last year) in the nine months ended
 December 31, 2002.
BT Ignite's comparative figures for the segmental results have been reclassified to reflect the new internal financial reporting lines that were introduced with effect from March 31, 2002.

2     Results of businesses continued

b. Capital expenditure on plant, equipment and motor vehicle additions

                                                              Third quarter                             Nine months
                                                            ended December 31                        ended December 31
                                                         2002              2001                   2002              2001
                                                         GBPm              GBPm                   GBPm              GBPm

BT Retail                                                  23                46                     69                94
BT Wholesale                                              430               453                  1,174             1,337
BT Ignite                                                 102               149                    289               395
BT Openworld                                                2                 -                      4                 5
Other                                                      56               105                    185               287
Total continuing activities                               613               753                  1,721             2,118

Discontinued activities                                     -               184                      -               808
Total                                                     613               937                  1,721             2,926



(c)     Net operating assets (liabilities)
                                                                        December 31                  March 31
                                                                               2002                      2002
                                                                               GBPm                      GBPm
BT Retail                                                                      (21)                     (187)
BT Wholesale                                                                 12,213                    12,163
BT Ignite                                                                     1,497                     1,486
BT Openworld                                                                   (22)                      (28)
Other                                                                         1,101                       900
Total                                                                        14,768                    14,334

Note: Net operating assets (liabilities) comprise tangible and intangible fixed assets, stocks, debtors less creditors (excluding loans and other borrowings) and provisions for liabilities and charges (excluding deferred tax). The March 31, 2002 comparatives have been restated to reflect changes to the method of allocating central balances to the lines of business.

3     Other operating income

In the quarter and nine months ended December 31, 2001 other operating income included income from the provision of administration services to the Concert global venture of GBP32m and GBP102m, respectively.


4     Other operating costs

                                                             Third quarter                             Nine months
                                                           ended December 31                        ended December 31
                                                         2002              2001                   2002              2001
                                                         GBPm              GBPm                   GBPm              GBPm
Before goodwill amortisation and
exceptional items
Net staff costs                                           843               887                  2,738             2,661
Depreciation                                              754               737                  2,234             2,195
Payments to telecommunication operators                   973             1,102                  2,952             3,207
Other operating costs                                   1,425             1,251                  4,116             3,786
Total continuing activities                             3,995             3,977                 12,040            11,849
Goodwill amortisation                                       5                30                     16                91
Exceptional items                                         198                48                    198               153
Discontinued activities                                     -               502                      -             2,546
Total                                                   4,198             4,557                 12,254            14,639



5. Group's share of profits (losses) of associates and joint ventures


                                                       Third quarter                             Nine months
                                                     ended December 31                        ended December 31
                                                         2002              2001                   2002              2001
                                                         GBPm              GBPm                   GBPm              GBPm
Share of operating profits (losses) before                 47              (82)                    162             (125)
goodwill amortisation and exceptional items
Provision for impairment of Concert                         -              (55)                      -             (861)
tangible fixed assets and goodwill, and
share of redundancy and unwind costs
Impairment of other associates and joint                  150              (26)                    150              (36)
ventures and release (charge) for related
costs
Amortisation of goodwill                                    -              (11)                      -              (38)

Share of operating profits (losses) of                    197             (174)                    312           (1,060)
continuing associates and joint ventures
Discontinued activities                                     -                 -                      -                62
Total share of operating profits (losses)                 197             (174)                    312             (998)
of associates and joint ventures

6     Profit on sale of fixed asset investments and group undertakings

The profit in the third quarter ended December 31, 2002 of GBP99m is mainly attributable to the profit on sale of BSkyB shares of GBP61m. Other disposals include our shareholdings in Blu, Mediaset and SmarTone. The profit in the nine months ended December 31, 2002 of GBP165m is mainly attributable to the profit on sale of BSkyB shares of GBP131m.

7     Net interest payable

                                                             Third quarter                             Nine months
                                                           ended December 31                        ended December 31
                                                         2002              2001                   2002              2001
                                                         GBPm              GBPm                   GBPm              GBPm
Group                                                     322               546                  1,000             1,521
Joint ventures and associates                               5                13                     21                90
Total interest payable                                    327               559                  1,021             1,611
Interest receivable                                      (42)              (74)                  (141)             (290)
Net interest payable                                      285               485                    880             1,321

Analysed:
Continuing activities, before exceptional                 285               318                    880             1,116
items
Exceptional items                                           -               162                      -               162
Discontinued activities                                     -                 5                      -                43
                                                          285               485                    880             1,321

8     Exceptional items and goodwill amortisation

                                                            Third quarter                             Nine months
                                                          ended December 31                        ended December 31
                                                         2002              2001                   2002              2001
                                                         GBPm              GBPm                   GBPm              GBPm
Attributable to continuing activities:
Property rationalisation costs                          (198)                 -                  (198)                 -
Impairment of Concert and AT&T Canada                       -                 -                      -           (1,153)
investments
Impairment of other investments and release               150              (55)                    150             (276)
(charge) for related costs
Costs related to mmO2 demerger                              -              (16)                      -              (98)
Concert unwind transaction costs                            -              (58)                      -              (58)
Profit (loss) on sale of group undertakings                99             (165)                    165              (36)
and fixed asset investments
Profit on sale of property fixed assets                     -             1,062                      -             1,062
Finance cost of novating interest rate                      -             (162)                      -             (162)
swaps
Goodwill amortisation                                     (5)              (41)                   (16)             (129)
Net credit (charge) before tax and minority                46               565                    101             (850)
interests

Attributable to discontinued activities:
Profit on sale of group undertakings and                    -                 2                      -             4,368
fixed asset investments
mmO2 demerger costs                                         -               (5)                      -              (11)
Goodwill amortisation                                       -              (49)                      -             (243)
Net credit (charge) before tax and minority                 -              (52)                      -             4,114
interests
Total exceptional items and goodwill                       46               513                    101             3,264
amortisation



9     Earnings per share

The basic earnings per share are calculated by dividing the profit attributable to shareholders by the average number of shares in issue after deducting the company's shares held by employee share ownership trusts. In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account.


The average number of shares in the periods were:
                                                            Third quarter                             Nine months
                                                          ended December 31                        ended December 31
                                                         2002              2001                   2002              2001
                                                           million of shares                        million of shares

Basic                                                   8,623             8,585                  8,614             8,213
Diluted                                                 8,656             8,652                  8,653             8,320



10     Reconciliation of operating profit to operating cash flow

                                                             Third quarter                             Nine months
                                                           ended December 31                        ended December 31
                                                         2002              2001                   2002              2001
                                                         GBPm              GBPm                   GBPm              GBPm
Group operating profit                                    555               600                  1,843             1,444
Depreciation and amortisation                             760               943                  2,253             2,988
Changes in working capital                              (147)               172                  (313)              (40)
Provision, pension movements and other                  (127)             (641)                    (7)             (631)
Net cash inflow from operating activities               1,041             1,074                  3,776             3,761

11     Net debt

a. Analysis
                                                                            At December 31                  At March 31
                                                                        2002              2001                      2002
                                                                        GBPm              GBPm                      GBPm
Long-term loans and other borrowings falling due                      14,630            17,219                    16,245
after more than one year
Short-term borrowings and long-term loans and other                    2,326             2,644                     2,195
borrowings falling due within one year
Total debt                                                            16,956            19,863                    18,440
Short-term investments                                               (3,951)           (5,996)                   (4,581)
Cash at bank                                                            (88)             (231)                     (158)
Net debt at end of period                                             12,917            13,636                    13,701




11     Net debt continued

a Reconciliation of net cash flow to movement in net debt

                                                              Third quarter                             Nine months
                                                           ended December 31                        ended December 31
                                                         2002              2001                   2002              2001
                                                         GBPm              GBPm                   GBPm              GBPm
Net debt at beginning of period                        13,112            16,529                 13,701            27,942
Decrease in net debt resulting from cash                (217)           (2,842)                  (845)          (13,983)
flows
Debt assumed by demerger and disposal of                    -              (60)                   (13)              (75)
undertakings
Currency and other movements                               15                10                     32                37
Other non-cash movements                                    7               (1)                     42             (285)
Net debt at end of period                              12,917            13,636                 12,917            13,636

12     Provisions for liabilities and charges

                                                                         At December 31                     At March 31
                                                                   2002                 2001                       2002
                                                                   GBPm                 GBPm                       GBPm
Deferred taxation                                                 2,146                2,084                      2,140
Pension provisions (a)                                               33                   26                         29

Other provisions                                                    328                  177                        155
                                                                  2,507                2,287                      2,324


(a) The pension prepayment relating to the BT Pension Scheme of GBP560m at December 31, 2002 (GBP228m last year) is included in debtors.

13     Share capital and reserves

                                                                  Share capital             Reserves               Total
                                                                           GBPm                 GBPm                GBPm
Balances at April 1, 2002                                                   434                (792)               (358)
Profit for the nine months ended December 31, 2002                            -                1,035               1,035
Dividend                                                                      -                (194)               (194)
Goodwill written back on disposals                                            -                    7                   7
Currency movements (a)                                                        -                (101)               (101)
Balances at December 31, 2002                                               434                 (45)                 389


a. Includes GBP16m movement on the retranslation of foreign borrowings and other hedging instruments in the nine months ended December 31, 2002.



14     Earnings before interest, taxation, depreciation and amortisation
(EBITDA)

                                                             Third quarter                             Nine months
                                                           ended December 31                        ended December 31
                                                         2002              2001                   2002              2001
                                                         GBPm              GBPm                   GBPm              GBPm

Group operating profit before exceptional                 753               653                  2,041             1,608
items
Depreciation and intangible amortisation                  755               835                  2,237             2,621
Goodwill amortisation                                       5                79                     16               322
EBITDA before exceptional items                         1,513             1,567                  4,294             4,551

Analysed:
Continuing activities                                   1,513             1,509                  4,294             4,317
Discontinued activities                                     -                58                      -               234
Total before exceptional items                          1,513             1,567                  4,294             4,551



15     United States Generally Accepted Accounting Principles

The results set out above have been prepared in accordance with accounting principles generally accepted in the United Kingdom. The table below sets out the results calculated in accordance with United States Generally Accepted Accounting Principles.

                                                             Third quarter                            Nine months
                                                           ended December 31                       ended December 31
                                                         2002              2001                   2002              2001
Net income (loss) attributable to                         422             (563)                  1,147             2,142
shareholders (GBP million) including
discontinued activities and exceptional items

Earnings (loss) per ADS (GBP)
- basic                                                  0.49            (0.66)                   1.33              2.61
- diluted                                                0.49            (0.66)                   1.33              2.57

Each American Depositary Share (ADS) represents 10 ordinary shares of BT Group plc.

Shareholders' equity, calculated in accordance with United States Generally Accepted Accounting Principles, is GBP3,601m deficit at December 31, 2002 (December 31, 2001 - GBP1,630m deficit, March 31, 2002 - GBP4,247m deficit).



Non-financial statistics
                                                                           December 31, 2002           December 31, 2001
BT Group
Exchange lines:
Business, including wholesale (000s)                                                   9,084                       9,031
Residential, including service providers (000s)                                       20,224                      20,063

BT Wholesale
Optical fibre in network (km millions)                                                   6.4                         5.7
SDH nodes                                                                              2,123                       2,123
Next generation trunk switches                                                            71                          70
ADSL enabled exchanges                                                                 1,129                       1,010
ADSL lines provided (000s)                                                               555                         124

BT Ignite
Inter-city fibre network (kms) (a)                                                    57,000                      55,000
Large towns/cities with Metropolitan Area Networks                                        22                         n/a
Web hosting centres                                                                       19                          21
Dial access ports (000s)                                                                 626                         630


(a) Of which over 43,300 route kilometres are held through our wholly owned businesses in Europe and 10,500 route kilometres are held through our interest in Cegetel.


BT Openworld
Narrowband PAYG (000s)                                                                   621                         610
Narrowband unmetered (000s)                                                              857                         946
Broadband (000s)                                                                         244                          84
Total customer base (000s)                                                             1,722                       1,640


Forward-looking statements - caution advised

Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: expectations regarding broadband growth and the benefits of other new wave initiatives; the possible or assumed future results of operations of BT and/or its lines of business; expectations regarding revenue growth, capital expenditure, investment plans, cost reductions, return on capital employed and pension deficit and funding.

Although BT Group believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT and its lines of business; future regulatory actions and conditions in BT's operating areas, including competition from others in the UK and other international communications markets; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives, not being realised; the timing of entry and profitability of BT and its lines of business in certain communication markets; significant changes in market shares for BT and its principal products and services; to the extent that BT chooses to sell assets or minority interests in its subsidiaries, prevailing market levels for such sales; general financial market conditions affecting BT's performance; the reintegration of Concert; and the outcome of the actuarial pension funding valuation as at December 31, 2002. BT Group undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 13th February 2003